Exhibit 12.1

TITAN INTERNATIONAL, INC.

COMPUTATION OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)

	Year ended December 31,					Three months ended March 31
	2009	2010	2011	2012	2013	2013	2014
Earnings:
Earnings (loss) before income taxes	$(32,002)	$(9,190)	$95,895	$192,251	$54,734	$31,588	$(8,479)
Add:
Fixed charges	18,852	27,203	25,642	28,283	49,265	10,992	9,878
Amortization of capitalized interest	488	613	613	613	573	153	132
Deduct:
Capitalized interest	1,987	0	0	74	237	109	0

Earnings available for fixed charges	$(14,649)	$18,626	$122,150	$221,073	$104,335	$42,624	$1,531

Fixed charges:
Interest expense	$16,246	$26,667	$25,259	$27,658	$47,120	$10,441	$9,259
Capitalized interest	1,987	0	0	74	237	109	0
Interest component of rental expense (a)	619	536	383	551	1,908	442	619

Total fixed charges	$18,852	$27,203	$25,642	$28,283	$49,265	$10,992	$9,878

Ratio of earnings to fixed charges (b)	n/a	0.68	4.76	7.82	2.12	3.88	0.15

(a)	The interest component of rental expense was estimated to be one-fourth of lease rental expense.
(b)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2009, by $33.5 million.